

September 11, 2013

Via E-mail
Mr. William R. Berkley
Chief Executive Officer
W.R. Berkley Corporation
475 Steamboat Road
Greenwich, CT 06830

>   **Re: W.R. Berkley Corporation**
>   **Form 10-K for the Year Ended December 31, 2012**
>   **Filed February 28, 2013**
>   **File No. 001-15202**

Dear Mr. Berkley:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information you provide, we may have additional comments and/or request that you amend your filing.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Investments, page 52

1. You have fixed maturity securities of $4.8 billion invested in obligations of state and municipal subdivisions that comprised 33% of your total investment portfolio at December 31, 2012. Please provide us the following information:
   - For special revenue bonds, the nature of the revenue source; and
   - For any state, municipality or political subdivision that comprised 10 percent or more of the total of your investments in obligations of states and political subdivisions, the amortized cost and fair value, and credit rating with and without a financial guarantee by third parties.

Mr. William R. Berkley
W.R. Berkley Corporation
September 11, 2013
Page 2

Reinsurance, page 55

2. Please provide proposed disclosure to be provided in future periodic reports that
   discusses and quantifies the effect that your ceded reinsurance activities had on financial
   position, results of operations, and cash flows for the periods presented. Also discuss
   changes you have made to your past reinsurance strategies in developing your current
   strategies and the expected effect that those changes may have on your financial position,
   results of operations and cash flows. Describe any limitations on your ability to cede
   future losses on a basis consistent with historical results and their expected effect on
   financial position, operating results and cash flows. Such limitations could relate to
   changes in reinsurance market conditions, a restructuring of your reinsurance treaties or
   the absence of remaining limits for specific accident years under existing treaties.

Notes to Consolidated Financial Statements

(1) Summary of Significant Accounting Policies
(F) Deferred policy acquisition costs, page 67

3. Please provide proposed disclosure to be provided in future periodic reports that
   describes the nature and type of acquisition costs capitalized. Refer to ASC 944-30-50-1.

(14) Reinsurance, page 81

4. Please provide proposed disclosure to be provided in future periodic reports that
   describes the general nature of reinsurance transactions, including a description of the
   significant types of reinsurance agreements executed. If applicable, include in your
   proposed disclosure the nature and effect of material nonrecurring reinsurance
   transactions. Refer to Rule 7-03(a)(13)(c) of Regulation S-X.

(18) Dividends from Subsidiaries and Statutory Financial Information, page 84

5. Please provide proposed disclosure to be provided in future periodic reports that includes
   the following:
   • Regarding your disclosures of policyholders' surplus, revise to explain whether this is
     the same as statutory capital and surplus as required by ASC 944-505-50-1a;
   • A definition of the terms RBC Total Adjusted Capital, RBC Authorized Control
     Level, RBC Company Action Level;
   • Although you disclose that each of your U.S. insurance subsidiaries currently exceeds
     the minimum required RBC levels, disclose the amount of statutory capital and
     surplus necessary to satisfy regulatory requirements if significant in relation to actual
     statutory capital and surplus, as required under ASC 944-505-50-1b. If not
     significant, please clarify in the disclosure;
   • Disclose the amounts of restricted net assets for your subsidiaries as of December 31,
     2012 or otherwise disclose how you current disclosure complies with the objective in
     Rule 4-08(e)(3)(ii) of Regulation S-X;

- Disclose the amount of retained earnings or net income of W.R. Berkley Corporation that is restricted or free of restrictions for payment of dividends to its stockholders as required by Rule 4-08(e)(1) of Regulation S-X; and,
- Provide the disclosures required under ASC 944-505-50-2 through 50-6, as applicable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or Don Abbott, Review Accountant, at (202) 551-3608 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant